Exhibit 99.1

Fusion Fuel Green PLC Investor Presentation on First Half 2025 and Recent Developments

Dublin, Ireland - September 17, 2025 - Fusion Fuel Green PLC (“Fusion Fuel” or the “Company”) (NASDAQ: HTOO), an integrated energy platform providing LPG distribution and hydrogen solutions, today provided a summary and presentation of its financial results for the first half of 2025, along with updates on its operational performance and strategic initiatives.

2025 First Half and Recent Developments

●	Revenue: The Company generated approximately €6.9 million in revenue during the six months ended June 30, 2025, compared to no revenue during the same period of the prior year, primarily due to its acquisition of the liquified petroleum gas (“LPG”) engineering and distribution operations of Quality Industrial Corp. (“QIND”), the Company’s majority-owned subsidiary, in November 2024.

●	Operating and Net Loss: The Company reported an operating loss of approximately €2.9 million (with a net loss of approximately €2.3 million attributable to Fusion Fuel shareholders) for the six months ended June 30, 2025, compared to approximately €7.9 million of operating and net loss for the six months ended June 30, 2024, driven by the Company’s reduction of loss-making operations.

●	Balance Sheet: Over $8 million raised year-to-date, which supported the repayment and extinguishment of approximately €4.3 million of debt in July and August 2025, further strengthening the Company’s balance sheet since the first half of 2025.

●	Capital Structure: The conversion of substantially all outstanding convertible notes, combined with the recent equity raises, simplified the Company’s capital structure by reducing legacy instruments and increasing transparency for shareholders.

●	Nasdaq Compliance: During Q3 2025, the Company resolved all outstanding listing deficiencies pursuant to notices received from the staff of The Nasdaq Stock Market LLC (“Nasdaq”), including minimum bid price, shareholder equity, and annual meeting requirements. Following a 1-for-35 share consolidation and the recent capital raises, Fusion Fuel regained full compliance with Nasdaq listing requirements.

Operational and Strategic Progress

Bright Hydrogen Solutions Ltd (“BrightHy Solutions”) advanced its hydrogen platform with new agent agreements, successful tenders to advance to final contract negotiations for two hydrogen projects, and continued progress on the establishment of a €30 million joint venture investment vehicle. The joint venture vehicle is intended to finance mid-scale hydrogen plants in Europe with related offtake agreements, enabling BrightHy Solutions to both deliver technical solutions and act as a project partner. These initiatives are expected to begin contributing to revenues in late 2025, subject to definitive agreements and closing conditions, with additional growth anticipated as the pipeline matures.

●	Al Shola Al Modea Gas Distribution LLC (“Al Shola Gas”), the Company’s indirect majority-owned subsidiary, continued to deliver strong growth and margin performance. During the six months ended June 30, 2025, the business signed new engineering contracts for approximately $4.5 million in expected revenue and annual fuel supply agreements for approximately $1.7 million in expected recurring revenue, while also expanding its fuel truck fleet. With an 18-month backlog of contracted engineering work and bulk supply operations that consistently generate margins above 40%, Al Shola Gas is expected to provide predictable cash flow and remain a key part of the Company’s shift toward profitability.

●	M&A activity progressed with the signing of Heads of Terms for the acquisition of a UK-based fuel distribution company, which generated approximately $50 million in annual revenue and $12 million in net income during its fiscal year ended April 30, 2025, subject to the execution of definitive agreements and customary closing conditions. Additionally, the Head of Terms for a 51% joint venture was signed to develop a biomass-powered steam project in South Africa subject to the execution of definitive agreements and customary closing conditions. Both transactions are expected to diversify the Company’s revenues and expand its international footprint.

“2025 has been the most important period in our company’s history,” said John-Paul Backwell, Chief Executive Officer of Fusion Fuel. “We have achieved the turnaround that was needed and are quickly moving towards profitable, scalable growth across the energy sector.”

Outlook

The Company provided its full-year 2025 revenue guidance of approximately €17.4 million, representing growth of 70% versus QIND 2024 results, and expects further operational progress across both BrightHy Solutions and Al Shola Gas in the second half of the year.

Availability of Presentation Materials

A recording of the Company’s September 17, 2025, investor presentation, together with the accompanying materials, is available on the Investors section of the Company’s website. Investors may access the presentation through the following link: Investor presentation materials.

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (NASDAQ: HTOO) provides integrated energy engineering, distribution, and green hydrogen solutions through its Al Shola Gas and BrightHy Solutions platforms. With operations spanning LPG supply to hydrogen solutions, the Company supports decarbonization across industrial, residential, and commercial sectors. The Company is headquartered in Ireland with operations in Europe and the Middle East.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These statements involve substantial risks and uncertainties and relate to future events or the Company’s future financial or operating performance. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “believes,” “expects,” “plans,” “anticipates,” “intends,” “believes,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the Company’s ability to enter into definitive agreements with each of the necessary counterparties; the ability of the parties to complete their due diligence and all other closing conditions prior to the closing of such definitive agreements; the ability of the parties to obtain all necessary regulatory and other consents and approvals in connection with the contemplated transactions; the ability of the Company and its counterparties to satisfy their financial and other commitments to perform with respect to each contemplated project or acquisition; the ability of the contemplated projects and acquired businesses to generate the expected free cash flows or net income necessary for the Company to generate the anticipated returns on its contemplated financial commitments or consideration in connection with these transactions; and the risks described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 9, 2025 (the “Annual Report”), and in other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Investor Relations Contact

ir@fusion-fuel.eu

www.fusion-fuel.eu